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| FORM 3 |
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OMB Number: 3525-0287
Expires:    September 30, 1998
Estimated average burden
hours per response. . . 0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
           Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Ford                                Chris
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   (Last)                           (First)                             (Middle)

   c/o Warrantech Automotive, Inc.
   150 Westpark Way
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                                    (Street)

   Euless                            Texas                          76040
   -----------------------------------------------------------------------------
   (City)                           (State)                                (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   3/15/99

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Warrantech Corporation - WTEC

5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ } 10% Owner
   [ ] Officer (give title below)
   [X] Other (specify below)

     President of Warrantech Automotive, Inc.

6. If Amendment, Date of Original Month/Day/Year)


7. Individual or Joint/Group
   Filing (Check Applicable Line)

   __X_  Form filed by One Reporting Person

   ____ Form filed by More than One Reporting Person



             TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                    OR BENEFICIALLY OWNED

1. Title of             2. Amount of Securities     3. Ownership Form:       4. Nature of Indirect
   Security (Instr. 4)     Benefically Owned           Direct (D) or            Beneficial
                           (Inst. 4)                   Indirect (I)             Ownership (Instr. 5)
                        --------------------------     (Instr. 5)
                                                    --------------------------    ----------------

None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative  2. Date Exercisable and     3. Title and Amount of      4. Conversion or   5. Ownership Form  6. Nature of
   Security (Instr. 4)     Expiration Date             Securities Underlying       Exercise Price     of Derivative      Indirect
                           (Month/Day/Year)            Derivative Security         of Derivative      Security:          Beneficial
                        --------------------------     (Instr. 4)                  Security           Direct (D) or      Ownership
                                                    --------------------------                        Indirect (I)       (Instr. 5)
                                                                       Amount or                        (Instr. 5)
                               Date       Expiration                   Number of
                           Exercisable       Date           Title        Shares
- ----------------------  --------------  ----------     ------------  ---------  -----------------  -----------------  -----------

Option to purchase common     (1)            (2)       Common stock     28,571       $3.375                D
stock



Explanation of Responses:

(1) Fifty percent of the option vests in increments of 5%, 7.5%, 10%, 12.5% and 15% each year from the first to the fifth date of Mr. Ford's employment anniversary with Warrantech Automotive, Inc., and the remaining fifty percent vest at an annual rate of 10% over the same period of time, provided that Warrantech Automotive, Inc. has achieved at least 80% of each of its net sales revenue and operating income goals as set forth in the approved budget for each respective fiscal year.

(2) The option is exercisable for five years following its vesting.


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           Signature of Reporting Person                      Date

**** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.